As filed with the Securities and Exchange Commission
on March 12, 2021
Registration No. 333-240327

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 2	[X]

Fidelity Rutland Square Trust II
(Exact Name of Registrant as Specified in Charter)

Registrant’s Telephone Number (617) 563-7000

245 Summer St., Boston, MA 02210
(Address of Principal Executive Offices)

Christina H. Lee	With copies to:
Secretary and Chief Legal Officer	John V. O’Hanlon
245 Summer Street	Dechert LLP
Boston, Massachusetts 02210	One International Place, 40th Floor
(Name and Address of Agent for Service)	100 Oliver Street
Boston, MA 02116-5021

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on September 4, 2020 (SEC accession number 0001193125-20-238877). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on September 4, 2020 (SEC accession number 0001193125-20-238877).

PART C.	OTHER INFORMATION

Item 15.	Indemnification

Pursuant to Del. Code Ann. title 12 § 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever. Article X, Section 10.02 of the Trust Instrument sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Trust Instrument, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Pursuant to the agreement by which Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

(1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC’s performance under the Transfer Agency Agreement; or

(2) any claim, demand, action or suit (except to the extent contributed to by FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC’s acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC’s acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC’s acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.	Exhibits

(1)	Trust Instrument, dated March 8, 2006, is incorporated herein by reference to Exhibit (a) of the Initial Registration Statement on N-1A.

(2)	Bylaws of Fidelity Rutland Square Trust II, as amended and dated June 4, 2009, are incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 3.

(3)	Not applicable.

(4)

Agreement and Plan of Reorganization between Fidelity Rutland Square Trust II: Strategic Advisers Core Fund, Strategic Advisers Growth Fund, and Strategic Advisers Value Fund and Fidelity Rutland Square Trust II: Strategic Advisers Large Cap Fund is Incorporated by reference to Exhibit 1 to the Proxy Statement and Prospectus of Post-Effective Amendment No. 1.

(5)

Articles II, VII, IX, X, and XI of the Trust Instrument, dated March 8, 2006, are incorporated herein by reference to Exhibit (a)  of the Initial Registration Statement on N-1A; and Articles IV and VI of the Bylaws of the Trust, as amended and dated June  4, 2009, are incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 3.

(6)

(1)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Core Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment Nos. 91 & 94.

(2)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Core Income Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment Nos. 91 & 94.

(3)

Management Contract, dated June  7, 2018, between Strategic Advisers Fidelity Core Income Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(5) of Post-Effective Amendment Nos. 79 & 82.

(4)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Emerging Markets Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(4) of Post-Effective Amendment Nos. 91 & 94.

(5)

Management Contract, dated September 13, 2018, between Strategic Advisers Fidelity Emerging Markets Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment Nos. 82 & 85.

(6)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Fidelity U.S. Total Stock Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(6) of Post-Effective Amendment Nos. 91 & 94.

(7)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Growth Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(7) of Post-Effective Amendment Nos. 91 & 94.

(8)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Income Opportunities Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment Nos. 91 & 94.

(9)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers International Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(9) of Post-Effective Amendment Nos. 91 & 94.

(10)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Fidelity International Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(10) of Post-Effective Amendment Nos. 91 & 94.

(11)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Short Duration Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(11) of Post-Effective Amendment Nos. 91 & 94.

(12)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Small-Mid Cap Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(12) of Post-Effective Amendment Nos. 91 & 94.

(13)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Tax-Sensitive Short Duration Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(13) of Post-Effective Amendment Nos. 91 & 94.

(14)

Management Contract, dated June  3, 2020, between Strategic Advisers Large Cap Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(14) of Post-Effective Amendment Nos. 106 & 109.

(15)

Amended and Restated Management Contract, dated October 1, 2018, between Strategic Advisers Value Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (d)(14) of Post-Effective Amendment Nos. 91 & 94.

(16)

Sub-Advisory Agreement, dated November  13, 2009, between Strategic Advisers LLC and AllianceBernstein L.P., on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(15) of Post-Effective Amendment Nos. 102 & 105.

(17)

Sub-Advisory Agreement, dated September  4, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Aristotle Capital Management, LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(20) of Post-Effective Amendment Nos. 46 & 49.

(18)

Amended and Restated Sub-Advisory Agreement, dated December  5, 2018, between Advisers LLC and Boston Partners Global Investors, Inc., on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(17) of Post-Effective Amendment Nos. 91 & 94.

(19)

Sub-Advisory Agreement, dated September  4, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Brandywine Global Investment Management, LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(21) of Post-Effective Amendment Nos. 46 & 49.

(20)

Amended and Restated Sub-Advisory Agreement, dated October  1, 2018, between Strategic Advisers LLC and ClariVest Asset Management LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(19) of Post-Effective Amendment Nos. 91 & 94.

(21)

Sub-Advisory Agreement, dated March  5, 2020, between Strategic Advisers LLC and ClearBridge Investments, LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(20) of Post-Effective Amendment Nos. 102 & 105.

(22)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIAM LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(23) of Post-Effective Amendment Nos. 56 & 59.

(23)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Geode Capital Management, LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(24) of Post-Effective Amendment Nos. 56 & 59.

(24)

Sub-Advisory Agreement, dated May  24, 2019, between Strategic Advisers LLC and Invesco Advisors Inc. on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(22) of Post-Effective Amendment Nos. 96 & 99.

(25)

Amended and Restated Sub-Advisory Agreement, dated March  7, 2017, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and J.P. Morgan Investment Management Inc., on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(26) of Post-Effective Amendment Nos. 58 & 61.

(26)

Sub-Advisory Agreement, dated December 2, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Loomis, Sayles  & Company, L.P. on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(26) of Post-Effective Amendment Nos. 46 & 49.

(27)

Amended and Restated Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and LSV Asset Management, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(27) of Post-Effective Amendment Nos. 106 & 109.

(28)

Sub-Advisory Agreement, dated September  4, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Massachusetts Financial Services Company (currently known as MFS Investment Management (MFS)), on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(28) of Post-Effective Amendment Nos. 46 & 49.

(29)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and Principal Global Investors, LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(29) of Post-Effective Amendment Nos. 106 & 109.

(30)

Amended and Restated Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and T. Rowe Price Associates, Inc., on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(30) of Post-Effective Amendment Nos. 106 & 109.

(31)

Sub-Advisory Agreement, dated June  5, 2019, between Strategic Advisers LLC and PineBridge Investments LLC on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (d)(28) of Post-Effective Amendment Nos. 96 & 99.

(32)

Amended and Restated Sub-Advisory Agreement, dated October  1, 2019, between Strategic Advisers LLC and PGIM, Inc, on behalf of Strategic Advisers Core Income Fund, is incorporated herein by reference to Exhibit (d)(30) of Post-Effective Amendment Nos. 102 & 105.

(33)

Amended and Restated Sub-Advisory Agreement, dated December  2, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Pyramis Global Advisors, LLC, (currently known as FIAM LLC) on behalf of Strategic Advisers Core Income Fund, is incorporated herein by reference to Exhibit (d)(37) of Post-Effective Amendment Nos. 68 & 71.

(34)

Sub-Advisory Agreement, dated June  7, 2018, Strategic Advisers LLC and FIAM LLC, on behalf of Strategic Advisers Fidelity Core Income Fund is incorporated herein by reference to Exhibit (d)(54) of Post-Effective Amendment Nos. 79 & 82.

(35)

Sub-Advisory Agreement, dated September  13, 2018, between Strategic Advisers LLC and Brandywine Global Investment Management, LLC, on behalf of Strategic Advisers Conservative U.S. Equity Fund, is incorporated herein by reference to Exhibit (d)(32) of Post-Effective Amendment Nos. 96 & 99.

(36)

Sub-Advisory Agreement, dated September  13, 2018, between Strategic Advisers LLC and ClariVest Asset Management LLC, on behalf of Strategic Advisers Conservative U.S. Equity Fund, is incorporated herein by reference to Exhibit (d)(33) of Post-Effective Amendment Nos. 96 & 99.

(37)

Sub-Advisory Agreement, dated June  7, 2018, between Strategic Advisers LLC and FIAM LLC, on behalf of Strategic Advisers Conservative U.S. Equity Fund, is incorporated herein by reference to Exhibit (d)(34) of Post-Effective Amendment Nos. 96 & 99.

(38)

Sub-Advisory Agreement, dated February  25, 2019, between Strategic Advisers LLC and Acadian Asset Management LLC, on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(35) of Post-Effective Amendment Nos. 96 & 99.

(39)

Sub-Advisory Agreement, dated June  7, 2018, between Strategic Advisers LLC and Causeway Capital Management LLC, on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(54) of Post-Effective Amendment Nos. 73 & 76.

(40)

Amended and Restated Sub-Advisory Agreement, dated April  1, 2019, Strategic Advisers LLC and FIAM LLC, on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(37) of Post-Effective Amendment Nos. 96 & 99.

(41)

Amended and Restated Sub-Advisory Agreement, dated June  5, 2019, between Strategic Advisers LLC and FIL Investment Advisors, on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(38) of Post-Effective Amendment Nos. 96 & 99.

(42)

Sub-Advisory Agreement, dated September  13, 2018, between Strategic Advisers LLC, and Schroder Investment Management North America Inc. on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(35) of Post-Effective Amendment Nos. 91 & 94.

(43)

Amended and Restated Sub-Advisory Agreement, dated October  1, 2018, between Strategic Advisers LLC and Somerset Capital Management LLP, on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(36) of Post-Effective Amendment Nos. 91 & 94.

(44)

Sub-Advisory Agreement, dated March  7, 2017, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and T. Rowe Price Associates, Inc. on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(60) of Post-Effective Amendment Nos. 58 & 61.

(45)

Amended and Restated Sub-Advisory Agreement, dated April  1, 2019, between Strategic Advisers LLC and FIAM LLC, on behalf of Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(42) of Post-Effective Amendment Nos. 96 & 99.

(46)

Amended and Restated Sub-Advisory Agreement, dated as of June  1, 2019, between Strategic Advisers LLC and FIL Investment Advisors, on behalf of Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(43) of Post-Effective Amendment Nos. 96 & 99

(47)

Sub-Advisory Agreement, dated as of September  13, 2018, between Strategic Advisers LLC and Geode Capital Management, LLC, on behalf of Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(44) of Post-Effective Amendment Nos. 96 & 99.

(48)

Sub-Advisory Agreement, dated March  8, 2018, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIAM LLC, on behalf of Strategic Advisers Fidelity U.S. Total Stock Fund is incorporated herein by reference to Exhibit (d)(67) of Post-Effective Amendment Nos. 67 & 70.

(49)

Sub-Advisory Agreement, dated March  8, 2018, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Geode Capital Management, LLC, on behalf of Strategic Advisers Fidelity U.S. Total Stock Fund is incorporated herein by reference to Exhibit (d)(68) of Post-Effective Amendment Nos. 67 & 70.

(50)

Amended and Restated Sub-Advisory Agreement, dated October  1, 2018, between Strategic Advisers LLC and ClariVest Asset Management LLC, on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (d)(43) of Post-Effective Amendment Nos. 91 & 94.

(51)

Sub-Advisory Agreement, dated March  5, 2020, between Strategic Advisers LLC and ClearBridge Investments, LLC, on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (d)(49) of Post-Effective Amendment Nos. 102 & 105.

(52)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIAM LLC, on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (d)(70) of Post-Effective Amendment Nos. 56 & 59.

(53)

Amended and Restated Sub-Advisory Agreement, dated December  5, 2018, between Strategic Advisers LLC and Geode Capital Management, LLC, on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (d)(49) of Post-Effective Amendment Nos. 96 & 99.

(54)

Sub-Advisory Agreement, dated December 2, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Loomis, Sayles  & Company, L.P. on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (d)(62) of Post-Effective Amendment Nos. 46 & 49.

(55)

Sub-Advisory Agreement, dated September  11, 2013, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Massachusetts Financial Services Company (currently known as MFS Investment Management (MFS)), on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (d)(59) of Post-Effective Amendment Nos. 40 & 43.

(56)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and Principal Global Investors, LLC, on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (d)(56) of Post-Effective Amendment Nos. 106 & 109.

(57)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIAM LLC, on behalf of Strategic Advisers Income Opportunities Fund, is incorporated herein by reference to Exhibit (d)(85) of Post-Effective Amendment Nos. 56 & 59.

(58)

Sub-Advisory Agreement, dated December  4, 2019, between Strategic Advisers LLC and PGIM, Inc, on behalf of Strategic Advisers Income Opportunities Fund, is incorporated herein by reference to Exhibit (d)(58) of Post-Effective Amendment Nos. 106 & 109.

(59)

Sub-Advisory Agreement, dated March  5, 2015, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Arrowstreet Capital, Limited Partnership on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(73) of Post-Effective Amendment Nos. 54 & 57.

(60)

Amended and Restated Sub-Advisory Agreement, dated December  6, 2012, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Causeway Capital Management LLC, on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(67) of Post-Effective Amendment Nos. 35 & 38.

(61)

Amended and Restated Sub-Advisory Agreement, dated April  1, 2019, between Strategic Advisers LLC and FIAM LLC, on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(55) of Post-Effective Amendment Nos. 96 & 99.

(62)

Amended and Restated Sub-Advisory Agreement, dated June  1, 2019, between Strategic Advisers LLC and FIL Investment Advisors, on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(56) of Post-Effective Amendment Nos. 96 & 99.

(63)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Geode Capital Management, LLC, on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(91) of Post-Effective Amendment Nos. 56 & 59.

(64)

Sub-Advisory Agreement, dated September  4, 2019, between Strategic Advisers LLC and T. Rowe Price Associates, Inc, on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(61) of Post-Effective Amendment Nos. 102 & 105.

(65)

Amended and Restated Sub-Advisory Agreement, dated October  1, 2018, between Strategic Advisers LLC and Massachusetts Financial Services Company (currently known as MFS Investment Management (MFS)), on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(54) of Post-Effective Amendment Nos. 91 & 94.

(66)

Amended and Restated Sub-Advisory Agreement, dated June 3, 2020, between Strategic Advisers LLC and Thompson, Siegel  & Walmsley, LLC, on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(66) of Post-Effective Amendment Nos. 106 & 109.

(67)

Amended and Restated Sub-Advisory Agreement, dated December  1, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and William Blair Investment Management, L.L.C., on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (d)(94) of Post-Effective Amendment Nos. 56 & 59.

(68)

Amended and Restated Sub-Advisory Agreement, dated April  1, 2019, between Strategic Advisers LLC and FIAM LLC, on behalf of Strategic Advisers International II Fund (currently known as Strategic Advisers Fidelity International Fund), is incorporated herein by reference to Exhibit (d)(61) of Post-Effective Amendment Nos. 96 & 99.

(69)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIL Investment Advisors, on behalf of Strategic Advisers International II Fund (currently known as Strategic Advisers Fidelity International Fund), is incorporated herein by reference to Exhibit (d)(96) of Post-Effective Amendment Nos. 56 & 59.

(70)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Geode Capital Management, LLC, on behalf of Strategic Advisers International II Fund (currently known as Strategic Advisers Fidelity International Fund), is incorporated herein by reference to Exhibit (d)(97) of Post-Effective Amendment Nos. 56 & 59.

(71)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and Allianceberstein L.P., on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(71) of Post-Effective Amendment Nos. 106 & 109.

(72)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and Aristotle Capital Management, LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(72) of Post-Effective Amendment Nos. 106 & 109.

(73)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and Brandywine Global Investment Management, LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(73) of Post-Effective Amendment Nos. 106 & 109.

(74)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and Clarivest Asset Management LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(74) of Post-Effective Amendment Nos. 106 & 109.

(75)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and Clearbridge Investments, LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(75) of Post-Effective Amendment Nos. 106 & 109.

(76)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and FIAM LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(76) of Post-Effective Amendment Nos. 106 & 109.

(77)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and, Geode Capital Management, LLC on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(77) of Post-Effective Amendment Nos. 106 & 109.

(78)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and, Invesco Advisers, Inc on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(78) of Post-Effective Amendment Nos. 106 & 109.

(79)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and, J.P. Morgan Investment Management Inc. on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(79) of Post-Effective Amendment Nos. 106 & 109.

(80)

Sub-Advisory Agreement, dated June 3, 2020, between Strategic Advisers LLC and, Loomis, Sayles  & Company, L.P, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(80) of Post-Effective Amendment Nos. 106 & 109.

(81)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and, LSV Asset Management, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(81) of Post-Effective Amendment Nos. 106 & 109.

(82)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and, PineBridge Investments LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(82) of Post-Effective Amendment Nos. 106 & 109.

(83)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and, Principal Global Investors, LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(83) of Post-Effective Amendment Nos. 106 & 109.

(84)

Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and, T. Rowe Price Associates, Inc. on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (d)(84) of Post-Effective Amendment Nos. 106 & 109.

(85)

Sub-Advisory Agreement, dated December  1, 2011, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Pyramis Global Advisors, LLC, (currently known as FIAM LLC) on behalf of Strategic Advisers Short Duration Fund, is incorporated herein by reference to Exhibit (d)(71) of Post-Effective Amendment Nos. 30 & 33.

(86)

Amended and Restated Sub-Advisory Agreement, dated July  1, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and T. Rowe Price Associates, Inc., on behalf of Strategic Advisers Short Duration Fund, is incorporated herein by reference to Exhibit (d)(87) of Post-Effective Amendment Nos. 54 & 57.

(87)

Sub-Advisory Agreement, dated November  13, 2019, between Strategic Advisers LLC and AllianceBernstein L.P., on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(70) of Post-Effective Amendment Nos. 102 & 105.

(88)

Amended and Restated Sub-Advisory Agreement, dated October  1, 2019, between Strategic Advisers LLC and Arrowmark Partners, on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(71) of Post-Effective Amendment Nos. 102 & 105.

(89)

Sub-Advisory Agreement, dated September 7, 2017, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Boston Partners Global Investors, Inc. on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(106) of Post-Effective Amendment Nos. 67 & 70.

(90)

Sub-Advisory Agreement, dated June  7, 2018, between Strategic Advisers LLC and Geode Capital Management, LLC, on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(108) of Post-Effective Amendment Nos. 73 & 76.

(91)

Sub-Advisory Agreement, dated March 3, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and J.P. Morgan Investment Management Inc., on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(92) of Post-Effective Amendment Nos. 52 & 55.

(92)

Amended and Restated Sub-Advisory Agreement, dated September 8, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and LSV Asset Management, on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(108) of Post-Effective Amendment Nos. 58 & 61.

(93)

Amended and Restated Sub-Advisory Agreement, dated July 1, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Portolan Capital Management, LLC, on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(118) of Post-Effective Amendment Nos. 56 & 59.

(94)

Amended and Restated Sub-Advisory Agreement, dated March  8, 2018, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIAM LLC, on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(112) of Post-Effective Amendment Nos. 68 & 71.

(95)

Sub-Advisory Agreement, dated September 7, 2017, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Rice Hall James  & Associates, LLC, on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(113) of Post-Effective Amendment Nos. 67 & 70.

(96)

Sub-Advisory Agreement, dated July 29, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Victory Capital Management Inc. on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (d)(116) of Post-Effective Amendment Nos. 73 & 76.

(97)

Sub-Advisory Agreement, dated December  6, 2017, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIAM LLC, on behalf of Strategic Advisers Tax-Sensitive Short Duration Fund, is incorporated herein by reference to Exhibit (d)(134) of Post-Effective Amendment Nos. 67 & 70.

(98)

Sub-Advisory Agreement, dated December 6, 2017, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and T. Rowe Price Associates, Inc., on behalf of Strategic Advisers Tax-Sensitive Short Duration Fund, is incorporated herein by reference to Exhibit (d)(137) of Post-Effective Amendment Nos. 65 & 68.

(99)

Amended and Restated Sub-Advisory Agreement, dated October  1, 2019, between Strategic Advisers LLC and Wells Capital Management, Incorporated on behalf of Strategic Advisers Tax-Sensitive Short Duration Fund, is incorporated herein by reference to Exhibit (d)(82) of Post-Effective Amendment Nos. 102 & 105.

(100)

Sub-Advisory Agreement, dated December  17, 2012, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Aristotle Capital Management, LLC, on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (d)(92) of Post-Effective Amendment Nos. 35 & 38.

(101)

Amended and Restated Sub-Advisory Agreement, dated December  5, 2018, between Strategic Advisers LLC and Boston Partners Global Investors, Inc., on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (d)(79) of Post-Effective Amendment Nos. 91 & 94.

(102)

Amended and Restated Sub-Advisory Agreement, dated June  1, 2014, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Brandywine Global Investment Management, LLC, on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (d)(96) of Post-Effective Amendment Nos. 44 & 47.

(103)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and FIAM LLC, on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (d)(142) of Post-Effective Amendment Nos. 56 & 59.

(104)

Sub-Advisory Agreement, dated October  18, 2016, between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and Geode Capital Management, LLC, on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (d)(143) of Post-Effective Amendment Nos. 56 & 59.

(105)

Sub-Advisory Agreement, dated March  7, 2017 between Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) and J.P. Morgan Investment Management Inc., on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (d)(136) of Post-Effective Amendment Nos. 58 & 61.

(106)

Amended and Restated Sub-Advisory Agreement, dated June  3, 2020, between Strategic Advisers LLC and LSV Asset Management, on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (d)(106) of Post-Effective Amendment Nos. 106 & 109.

(107)

Sub-SubAdvisory Agreement and Schedule A, dated June 7, 2018, between FIAM LLC and Fidelity Management & Research (Hong Kong) Limited on behalf of Strategic Advisers Conservative U.S. Equity Fund, Strategic Advisers Fidelity Core Income Fund and Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(87) of Post-Effective Amendment Nos. 91 & 94.

(108)

Sub-SubAdvisory Agreement and Schedule A, dated June 7, 2018, between FIAM LLC and Fidelity Management & Research (Japan) Limited on behalf of Strategic Advisers Conservative U.S. Equity Fund, Strategic Advisers Fidelity Core Income Fund and Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(88) of Post-Effective Amendment Nos. 91 & 94.

(109)

Sub-SubAdvisory Agreement and Schedule A, dated June 7, 2018, between FIAM LLC and FMR Investment Management (U.K.) Limited on behalf of Strategic Advisers Conservative U.S. Equity Fund, Strategic Advisers Fidelity Core Income Fund and Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(89) of Post-Effective Amendment Nos. 91 & 94.

(110)

Amended and Restated Sub-SubAdvisory Agreement and Schedule A, dated June 3, 2020, between FIAM LLC and Fidelity Management & Research (Hong Kong) Limited on behalf of Strategic Advisers Fidelity U.S. Total Stock Fund and Strategic Advisers Tax-Sensitive Short Duration Fund, is incorporated herein by reference to Exhibit (d)(110) of Post-Effective Amendment Nos. 106 & 109.

(111)

Form of Amended and Restated Sub-SubAdvisory Agreement and Schedule A, between FIAM LLC and Fidelity Management & Research (Japan) Limited on behalf of Strategic Advisers Fidelity U.S. Total Stock Fund and Strategic Advisers Tax-Sensitive Short Duration Fund, is incorporated herein by reference to Exhibit (d)(111) of Post-Effective Amendment Nos. 106 & 109.

(112)

Amended and Restated Sub-SubAdvisory Agreement and Schedule A, dated June 3, 2020, between FIAM LLC and FMR Investment Management (UK) Limited on behalf of Strategic Advisers Fidelity U.S. Total Stock Fund and Strategic Advisers Tax-Sensitive Short Duration Fund, is incorporated herein by reference to Exhibit (d)(112) of Post-Effective Amendment Nos. 106 & 109.

(113)

Form of Sub-SubAdvisory Agreement and Schedule A between FIL Investment Advisors and FIL Investment Advisors (U.K.) Limited, on behalf of Strategic Advisers International Fund, Strategic Advisers Fidelity International Fund (formally known as Strategic Advisers International II Fund), Strategic Advisers Emerging Markets Fund, Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (d)(74) of Post-Effective Amendment Nos. 82 & 85.

(114)

Amended and Restated Sub-SubAdvisory Agreement, dated July 1, 2020 between Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited on behalf of Strategic Advisers Emerging Markets Fund is incorporated herein by reference to Exhibit (d)(114) of Post-Effective Amendment Nos. 106 & 109.

(115)

Amended and Restated Sub-SubAdvisory Agreement, dated September 13, 2018 between T. Rowe Price Associates, Inc. and T. Rowe Price International, Ltd. on behalf of Strategic Advisers Emerging Markets Fund is incorporated herein by reference to Exhibit (d)(97) of Post-Effective Amendment Nos. 96 & 99.

(7)

(1)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Core Fund, is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment Nos. 102 & 105.

(2)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Core Income Fund, is incorporated herein by reference to Exhibit (e)(2) of Post-Effective Amendment Nos. 102 & 105.

(3)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Emerging Markets Fund, is incorporated herein by reference to Exhibit (e)(3) of Post-Effective Amendment Nos. 102 & 105.

(4)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Fidelity Core Income Fund is incorporated herein by reference to Exhibit (e)(4) of Post-Effective Amendment Nos. 102 & 105.

(5)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Fidelity Emerging Markets Fund, is incorporated herein by reference to Exhibit (e)(5) of Post-Effective Amendment Nos. 102 & 105.

(6)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Fidelity International Fund, is incorporated herein by reference to Exhibit (e)(6) of Post-Effective Amendment Nos. 102 & 105.

(7)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Fidelity U.S. Total Stock Fund, is incorporated herein by reference to Exhibit (e)(7) of Post-Effective Amendment Nos. 102 & 105.

(8)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Growth Fund, is incorporated herein by reference to Exhibit (e)(8) of Post-Effective Amendment Nos. 102 & 105.

(9)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Income Opportunities Fund, is incorporated herein by reference to Exhibit (e)(9) of Post-Effective Amendment Nos. 102 & 105.

(10)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers International Fund, is incorporated herein by reference to Exhibit (e)(10) of Post-Effective Amendment Nos. 102 & 105.

(11)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Short Duration Fund, is incorporated herein by reference to Exhibit (e)(11) of Post-Effective Amendment Nos. 102 & 105.

(12)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Small-Mid Cap Fund, is incorporated herein by reference to Exhibit (e)(12) of Post-Effective Amendment Nos. 102 & 105.

(13)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Tax-Sensitive Short Duration Fund, is incorporated herein by reference to Exhibit (e)(13) of Post-Effective Amendment Nos. 102 & 105.

(14)

General Distribution Agreement, dated June 3, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Large Cap Fund, is incorporated herein by reference to Exhibit (e)(14) of Post-Effective Amendment Nos. 106 & 109.

(15)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Rutland Square Trust II and Fidelity Distributors Company LLC, on behalf of Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (e)(14) of Post-Effective Amendment Nos. 102 & 105.

(8)	None.
(9)

(1)

Custodian Agreement dated April  12, 2007 between Mellon Bank, N.A. (currently known as The Bank of New York Mellon) and Fidelity Rutland Square Trust II on behalf of Strategic Advisers Core Fund, Strategic Advisers Fidelity Emerging Markets Fund, Strategic Advisers Growth Fund, and Strategic Advisers Large Cap Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Commonwealth Trust II’s (File No. 333-139428) Post-Effective Amendment No. 3.

(2)

Custodian Agreement dated April  12, 2007 between State Street Bank & Trust Company and Fidelity Rutland Square Trust II on behalf of Strategic Advisers Core Income Fund, Strategic Advisers Fidelity Core Income Fund Strategic Advisers Emerging Markets Fund, Strategic Advisers Fidelity U.S. Total Stock Fund, Strategic Advisers Income Opportunities Fund, Strategic Advisers International Fund, Strategic Advisers Fidelity International Fund, Strategic Advisers Short Duration Fund, Strategic Advisers Small-Mid Cap Fund, Strategic Advisers Tax-Sensitive Short Duration Fund, and Strategic Advisers Value Fund, is incorporated herein by reference to Exhibit (g) of Fidelity Rutland Square Trust II’s (File No. 333-139427) Post-Effective Amendment No. 1.

(10)

(1)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Core Fund is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment Nos. 102 & 105.

(2)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Core Income Fund is incorporated herein by reference to Exhibit (m)(2) of Post-Effective Amendment Nos. 102 & 105.

(3)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Fidelity Core Income Fund is incorporated herein by reference to Exhibit (m)(3) of Post-Effective Amendment Nos. 102 & 105.

(4)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Emerging Markets Fund is incorporated herein by reference to Exhibit (m)(4) of Post-Effective Amendment Nos. 102 & 105.

(5)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Fidelity Emerging Markets Fund is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment Nos. 102 & 105.

(6)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Fidelity International Fund, is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment Nos. 102 & 105.

(7)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Fidelity U.S. Total Stock Fund is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment Nos. 102 & 105.

(8)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Growth Fund is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment Nos. 102 & 105.

(9)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Income Opportunities Fund is incorporated herein by reference to Exhibit (m)(9) of Post-Effective Amendment Nos. 102 & 105.

(10)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers International Fund is incorporated herein by reference to Exhibit (m)(10) of Post-Effective Amendment Nos. 102 & 105.

(11)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Short Duration Fund is incorporated herein by reference to Exhibit (m)(11) of Post-Effective Amendment Nos. 102 & 105.

(12)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Small-Mid Cap Fund is incorporated herein by reference to Exhibit (m)(12) of Post-Effective Amendment Nos. 102 & 105.

(13)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Tax-Sensitive Short Duration Fund is incorporated herein by reference to Exhibit (m)(13) of Post-Effective Amendment Nos. 102 & 105.

(14)	Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Large Cap Fund is incorporated herein by reference to Exhibit (m)(14) of Post-Effective Amendment Nos. 106 & 109.

(15)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Strategic Advisers Value Fund is incorporated herein by reference to Exhibit (m)(14) of Post-Effective Amendment Nos. 102 & 105.

(11)	Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 of Fidelity Rutland Square Trust II’s N-14.

(12)	Opinion and Consent of counsel Dechert LLP, as to tax matters - is filed herein as Exhibit (12).

(13)

(1)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Core Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(1) of Post-Effective Amendment Nos. 46 & 49.

(2)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Core Income Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(2) of Post-Effective Amendment Nos. 46 & 49.

(3)

Management Fee Waiver Agreement, dated June 7, 2018, between Strategic Advisers Fidelity Core Income Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (h)(4) of Post-Effective Amendment Nos. 79 & 82.

(4)

Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Emerging Markets Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(4) of Post-Effective Amendment Nos. 46 & 49.

(5)

Management Fee Waiver Agreement, dated September 13, 2018, between Strategic Advisers Fidelity Emerging Markets Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (h)(7) of Post-Effective Amendment Nos. 82 & 85

(6)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Growth Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(6) of Post-Effective Amendment Nos. 46 & 49.

(7)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Income Opportunities Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(7) of Post-Effective Amendment Nos. 46 & 49.

(8)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers International Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(9) of Post-Effective Amendment Nos. 46 & 49.

(9)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers International II Fund (currently known as Strategic Advisers Fidelity International Fund) and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(10) of Post-Effective Amendment Nos. 46 & 49.

(10)

Management Fee Waiver Agreement, dated June 3, 2020, between Strategic Advisers Large Cap Fund and Strategic Advisers LLC is incorporated herein by reference to Exhibit (h)(10) of Post-Effective Amendment Nos. 106 & 109.

(11)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Short Duration Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(11) of Post-Effective Amendment Nos. 46 & 49.

(12)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Small-Mid Cap Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(12) of Post-Effective Amendment Nos. 46 & 49.

(13)

Management Fee Waiver Agreement, dated December 6, 2017, between Strategic Advisers Tax-Sensitive Short Duration Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(13) of Post-Effective Amendment Nos. 63 & 66.

(14)

Management Fee Waiver Agreement, dated March 8, 2018, between Strategic Advisers Fidelity U.S. Total Stock Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(15) of Post-Effective Amendment Nos. 67 & 70.

(15)

Amended and Restated Management Fee Waiver Agreement, dated October 1, 2014, between Strategic Advisers Value Fund and Strategic Advisers, Inc. (currently known as Strategic Advisers LLC) is incorporated herein by reference to Exhibit (h)(16) of Post-Effective Amendment Nos. 73 & 76.

(14)	Consent of PricewaterhouseCoopers LLP, dated September 1, 2020, is incorporated herein by reference to Exhibit (14) of Post-Effective Amendment No. 1

(15)	Not applicable.

(16)	Power of Attorney, dated July 1, 2020, is filed herein as Exhibit 16.

(17)	Not applicable.

Item 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 12th day of March 2021.

Fidelity Rutland Square Trust II

By	/s/ Stacie M. Smith
Stacie M. Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)

/s/ Stacie M. Smith	President and Treasurer	March 12, 2021
Stacie M. Smith	(Principal Executive Officer)

/s/ John J. Burke III	Chief Financial Officer	March 12, 2021
John J. Burke III	(Principal Financial Officer)

*	Trustee	March 12, 2021
Peter C. Aldrich

*	Trustee	March 12, 2021
Charles S. Morrison

*	Trustee	March 12, 2021
Mary C. Farrell

/s/ Brian B. Hogan	Trustee	March 12, 2021
Brian B. Hogan

*	Trustee	March 12, 2021
Karen Kaplan

*	Trustee	March 12, 2021
Robert A. Lawrence

*	Trustee	March 12, 2021
Heidi L. Steiger

*	By:	/s/ Megan C. Johnson
Megan C. Johnson, pursuant to a power of attorney dated July 1, 2020 and filed herewith.